August 28, 2007

VIA EDGAR

Ms. Allison White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ING Variable Funds (on behalf of ING VP Growth and Income Portfolio) (File Nos. 333-144930; 811-02514)

Dear Ms. White:

This letter responds to comments that you provided to Christopher C. Okoroegbe via telephone conversation on August 8, 2007, in connection with your review of the Registration Statement filed on Form N-14 on behalf of ING VP Growth and Income Portfolio (the “Acquiring Portfolio”), a series of ING Variable Funds (the “Registrant”), on July 28, 2007. The comments, and the Registrant’s responses, are as follows:

I.		GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

	1)	Comment: Provide the file numbers for the Annual and Semi Annual Reports on incorporated by reference on page 1.

Response: The disclosure has been revised. A marked page reflecting the change is attached for your review as Exhibit A.

	2)	Comment: Disclose within the 2nd bullet point discussing transaction costs on page 4 that the increased transaction costs will ultimately be borne by shareholders.

Response: The disclosure has been revised. A marked page reflecting the change is attached for your review as Exhibit B.

3)

Comment: Move the section “Annual Portfolio Operating Expenses,” from page 17 to the discussion of unaudited gross and net operating expenses before and after the proposed reorganization on page 4, in order to comply with Item 3(a) of Form N-14 as well as Item 3 of Form N-1A.

Response: Pursuant to Item 3(a) of Form N-14, the Registrant has provided a detailed discussion and comparison of the fees and expenses of the Portfolios under the section “Comparison of Fees and Expenses,” which complies with Item 3(a) of Form N-14 as well as Item 3 of Form N-1A.

Item 3(b) of Form N-14 requires the Registrant at the beginning of the Proxy Statement/Prospectus to provide a synopsis of the information contained in the Proxy Statement/Prospectus. Form N-14 requires the Registrant to provide in the synopsis a clear and concise discussion of the key features of the transaction, of the registrant and of the company being acquired. This clear and concise discussion may include any “significant consideration” a shareholder should consider in evaluating the reorganization. See Item 3(b)(4).

In addition to comparing, among other things, the size, portfolio management, performance, and the investment objectives and strategies of the Acquiring Portfolio and ING Fundamental Research Portfolio (the “Acquired Portfolio” and with the Acquiring Portfolio, the “Portfolios”) as required by Item 3(b) of Form N-14, the Registrant also provides a side-by-side comparison summary (in addition to the information provided pursuant to Item 3(a) of Form N-14) of the gross and net expenses for both Portfolios and the Combined Portfolio before and after the Reorganization. We believe that a comparison of expenses before and after the Reorganization should be included in any summary discussion of the key features of the Reorganization, the Acquiring Portfolio and the Acquired Portfolio since a comparison of expenses borne by shareholders before and after the Reorganization is a significant consideration in assisting shareholders in making an informed decision about the Reorganization.

We also note that the purpose of Form N-14 is to provide essential information about the Registrant and the Reorganization in a clear, concise and understandable manner to assist investors in making informed decisions about whether to purchase the securities being offered. The organization of this Proxy Statement/Prospectus is consistent with those that have been filed by the Registrant as well as other ING registrants in the past and, we believe, is consistent with the overall purpose of Form
N-14.

4)	Comment: Confirm that the returns relating to Class I shares of the Acquiring Portfolio on page 11 are stated correctly.

Response: The returns shown for the Class I shares of the Acquiring Portfolio are accurate and the returns for ADV Class shares (which are Class I adjusted returns) have been revised. A marked page reflecting the change is attached for your review as Exhibit C.

5)	Comment: Provide the discussion of risks before the performance information. The risk factors should immediately follow the synopsis.

Response: The presentation has been re-arranged. Marked pages reflecting the changes are attached for your review as Exhibit D.

6)	Comment: Shareholder transaction fees on page 16 should be changed from “none” to N/A.

Response: The disclosure has been revised. A marked page reflecting the change is attached for your review as Exhibit E.

7)	Comment: Since no pro-forma numbers are provided, the capitalization table provided on page 24 should be dated within 30 days of the filing date.

Response: The Registrant will provide the capitalization table as of June 30, 2007 in Post-Effective Amendment No. 1 to the Registration Statement.  The table has not yet been made public but will be contained in the Semi-Annual Report of the Portfolios, which will be filed on or around September 5, 2007.  The Registrant will provide the table after that date.

	8)	Comment: Update pages B-1 and B-2 of Appendix B with the information sharing requirements per rule 22-c-2.

Response: The Registrant believes that it is in compliance with Rule 22c-2 and any necessary disclosure changes will be made on or around October 16, 2007 (final compliance date for Rule 22c-2).

	9)	Comment: Per rule 483(b) of the Securities Act of 1933, file Powers of Attorney that relate specifically to the registration statement and not simply the registrant.

Response: Rule 483(b) provides that the “power of attorney that is filed with the Commission shall relate to a specific filing, an amendment thereto, or a related registration statement . . ..” The Registrant’s Powers of Attorney relate to all Registration Statements filed with the Securities and Exchange Commission under the Securities Act and the Investment Company Act, and each amendment thereto. The Board signs the Powers of Attorney each year in connection with the annual update process. The Powers of Attorney provide the Registrant’s Securities Act file number. The Powers of Attorney relate to the Registrant’s Form N-14 filed on July 27, 2007 and each amendment thereto, and accordingly is consistent with Rule 483(b).

II.		STATEMENT OF ADDITIONAL INFORMATION

	10)	Comment: Provide the file numbers of the documents incorporated by reference on the cover page of the Statement of Additional Information (“SAI”).

Response: The disclosure has been revised. A marked page reflecting the change is attached for your review as Exhibit F.

	11)	Comment: Delete the reference to the pro-forma financial statements within the SAI since there are none provided.

Response: The disclosure has been revised.

III.		MISCELLANEOUS

	12)	Comment: Please provide the required Tandy letter along with your response.

Response: The requested representation letter is attached.

*                                         *                                         *

We hope you find our changes to these materials to be responsive. If you have any additional questions, please do not hesitate to contact me at 480-477-2278.

Sincerely,

/s/ Christopher C. Okoroegbe
Christopher C. Okoroegbe

Attachments

cc:                                 Philip H. Newman Esq.

Goodwin Procter, LLP

Suzanne M. Lambert Esq.

Goodwin Procter, LLP

[ING FUNDS LOGO]

August 28, 2007

Via EDGAR

Ms. Allison White, Esq.

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                               ING Variable Funds (on behalf of ING VP Growth and Income Portfolio)

(File Nos. 333-144930; 811-02514)

Dear Ms. White:

The Registrant is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666. Thank you.

Regards,

/s/ Huey P. Falgout
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

Attachments

cc:                                 Philip H. Newman Esq.

Goodwin Procter, LLP

Exhibit A

PROXY STATEMENT/PROSPECTUS

ING VP GROWTH AND INCOME PORTFOLIO

7337 East Doubletree Ranch Road

Scottsdale, Arizona 85258-2034

1-800-992-0180

September 10, 2007

INTRODUCTION

This combined proxy statement and prospectus (“Proxy Statement/Prospectus”) relates to a Special Meeting of shareholders of ING Fundamental Research Portfolio (“Fundamental Research Portfolio”) to be held on October 30, 2007. As more fully described in this Proxy Statement/Prospectus, the purpose of the Special Meeting is to vote on a proposed reorganization (“Reorganization”) of Fundamental Research Portfolio with and into ING VP Growth and Income Portfolio (“VP Growth and Income Portfolio”) (each a “Portfolio” and collectively, the “Portfolios”).

Shares of Fundamental Research Portfolio are not offered directly to the public but are sold to separate accounts (“Separate Accounts”) of certain participating life insurance companies (“Participating Insurance Companies”) and are used to fund variable annuity and/or variable life contracts (each a “Variable Contract” and collectively, “Variable Contracts”) and qualified pension and retirement plans (each a “Qualified Plan”). Participants in a Qualified Plan (“Plan Participants”) or Variable Contract owners who select a Portfolio for investment through a Qualified Plan or Variable Contract, respectively, have a beneficial interest in the Portfolio, but do not invest directly in or hold shares of the Portfolio. The Qualified Plan or Participating Insurance Company that uses a Portfolio as a funding vehicle, is, in most cases, the true shareholder of the Portfolio and, as the legal owner of the Portfolio’s shares, has sole voting and investment power with respect to the shares, but generally will pass through any voting rights to Plan Participants and Variable Contract owners. As such and for ease of reference throughout the Proxy Statement/Prospectus, Plan Participants and Variable Contract holders will be referred to as “shareholders” of the Portfolios.

Under an Agreement and Plan of Reorganization (the “Reorganization Agreement”), Fundamental Research Portfolio would transfer its assets to VP Growth and Income Portfolio in exchange for shares of beneficial interest of VP Growth and Income Portfolio and the assumption by VP Growth and Income Portfolio of Fundamental Research Portfolio’s known liabilities as of the Closing Date (as defined below). VP Growth and Income Portfolio shares would then be distributed to shareholders of Fundamental Research Portfolio so that each shareholder would receive a number of full and fractional shares of VP Growth and Income Portfolio equal to the aggregate value of the number of shares of Fundamental Research Portfolio held by such shareholder. As a result of the Reorganization, Fundamental Research Portfolio will distribute shares of VP Growth and Income Portfolio in liquidation of Fundamental Research Portfolio on November 10, 2007, or such other date as the parties may agree (“Closing Date”).

Because you, as a shareholder of Fundamental Research Portfolio, are being asked to approve the Reorganization Agreement that will result in a transaction in which you will ultimately hold shares of VP Growth and Income Portfolio, this Proxy Statement also serves as a Prospectus for VP Growth and Income Portfolio. VP Growth and Income Portfolio is an open-end management investment company, which seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock, as described more fully below.

This Proxy Statement/Prospectus, which should be read and retained for future reference, sets forth concisely the information that a shareholder should know in considering the Reorganization. A Statement of Additional Information (“SAI”) relating to this Proxy Statement, dated September 10, 2007 containing additional information about the Reorganization and the parties thereto, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and is incorporated herein by reference. For a more detailed discussion of the investment objectives, strategies and restrictions of the Portfolios, see the Adviser Class (“ADV Class”), Initial Class (“Class I”), and Service Class (“Class S”) Prospectuses of Fundamental Research Portfolio, dated April 30, 2007, which are incorporated by reference (File No: 333-32575); and the ADV Class, Class I, and Class S Prospectuses of VP Growth and Income Portfolio, dated April 30, 2007. Each Portfolio’s SAI, dated April 30, 2007, is incorporated herein by reference (for Fundamental Research Portfolio, File No: 333-32575; for VP Growth and Income Portfolio, File No: 002-51739). Each Portfolio also provides periodic reports to its shareholders, which highlight certain important information about the Portfolios, including investment results and financial information. The annual report for each Portfolio, dated December 31, 2006 (for Fundamental Research Portfolio, File No: 811-08319; for VP Growth and Income Portfolio, File No: 811-02514) and the semi-annual report for each Portfolio, dated June 30, 2007, (for Fundamental Research Portfolio, File No: 811-08319; for VP Growth and Income Portfolio, File No: 811-02514) are incorporated herein by reference. For a copy of the current prospectus, SAI, annual report, and semi-annual report for each of the Portfolios without charge, or for a copy of the SAI relating to this Proxy

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Exhibit B

•                  Each Portfolio is distributed by ING Funds Distributor, LLC (“IFD”);

•                  Certain holdings of Fundamental Research Portfolio that are to be transferred to VP Growth and Income Portfolio in connection with the Reorganization may be sold prior to or shortly after the Reorganization; such sales would result in increased transaction costs, which are ultimately borne by each Portfolio’s shareholders, and may result in the realization of taxable gains or losses for the Portfolios; and

•                  The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization; accordingly, pursuant to this treatment, neither Fundamental Research Portfolio nor its shareholders, nor VP Growth and Income Portfolio nor its shareholders are expected to recognize any gain or loss for federal income tax purposes from the transactions contemplated by the Reorganization Agreement.

Prior to the Closing Date, Fundamental Research Portfolio will pay to insurance company separate accounts and Qualified Plans that own its shares, a cash distribution which is intended to distribute any undistributed investment company taxable income and any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date.

The audited gross and net operating expenses before and after the Reorganization, expressed as an annual percentage of the average daily net asset value per share for shares of each Portfolio as of December 31, 2006 are as follows:

	ADV Class	Class I	Class S

Gross Expenses Before the Reorganization:

Fundamental Research Portfolio	1.30%	0.80%	1.05%

VP Growth and Income Portfolio	1.09%	0.59%	0.84%

	ADV Class	Class I	Class S

Net Expenses Before the Reorganization (After Fee Waiver)

Fundamental Research Portfolio(1)	1.25%	0.75%	1.00%

VP Growth and Income Portfolio	1.09%	0.59%	0.84%

	ADV Class	Class I	Class S

After the Reorganization: VP Growth and Income Portfolio Pro Forma

Gross estimated expenses of VP Growth and Income Portfolio	1.09%	0.59%	0.84%

Net estimated expenses of VP Growth and Income Portfolio	1.09%	0.59%	0.84%

(1)

DSL, the Adviser, has entered into a written expense limitation agreement with ING Fundamental Research Portfolio, under which it will limit expenses of the Portfolio, excluding taxes, brokerage commissions, extraordinary expenses and Acquired fund fees and expenses, if applicable, subject to possible recoupment by DSL within three years. The expense limitation agreement will continue through at least May 1, 2008. The expense limitation agreement is contractual and shall renew automatically for one-year terms unless DSL provides written notice of the termination of an expense limitation agreement at least 90 days prior to the end of the then current terms or upon termination of the management agreement.

Approval of the Reorganization Agreement requires the affirmative vote of the lesser of (i) 67% or more of the

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Exhibit C

Average Annual Total Return

(For the periods ended December 31, 2006)(1)

	1 Year (or Life of Class)	5 Years (or Life of Class)		10 Years (or Life of Class)
Fundamental Research Portfolio
ADV Class Return	11.91%	4.80%		4.57%
S&P 500® Index(2)	15.79%	6.19%		6.27	%(3)
Class I Return	12.49%	5.31%		5.07%
S&P 500® Index(2)	15.79%	6.19%		6.27	%(3)
Class S Return	12.14%	5.06%		4.82%
S&P 500® Index(2)	15.79%	6.19%		6.27	%(3)
VP Growth and Income Portfolio
Class I Return (adjusted) (5)	13.65%	4.30%		4.32%
S&P 500® Index(2)	15.79%	6.19%		8.42%
Class I Return	14.20%	4.82%		4.85%
S&P 500® Index(2)	15.79%	6.19%		8.42%
Class S Return	13.72%	11.75%		N/A
S&P 500® Index(2)	15.79%	13.43	%(4)	N/A

(1)

ADV Class, Class I and Class S of Fundamental Research Portfolio commenced operations on December 10, 2001. ADV Class and Class S of VP Growth and Income Portfolio commenced operations December 20, 2006 and June 11, 2003, respectively.

(2)	The S&P 500® Index is an unmanaged index that measures the performance of securities of approximately 500 of the largest companies in the United States.
(3)	The index returns for ADV Class, Class I and Class S shares of Fundamental Research Portfolio are for the period beginning December 1, 2001.
(4)	The index returns for Class S shares of VP Growth and Income Portfolio are for the period beginning June 1, 2003.
(5)

ADV Class shares commenced operations on December 20, 2006. As such, Class I adjusted performance is being presented. Class I shares would have substantially similar annual returns as the ADV Class shares because the classes are invested in the same portfolio of securities. Annual returns would differ only to the extent ADV Class and Class I shares have different expenses.

Additional information regarding VP Growth and Income Portfolio is included in Appendix B to this Proxy Statement/Prospectus.

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Exhibit D

Comparison of Investment Techniques and Principal Risks of Investing in the Portfolios

Because of the similarities between the investment objectives and strategies of the Portfolios, many of the risks of investing in Fundamental Research Portfolio are the same as the risks of investing in VP Growth and Income Portfolio. You may lose money on your investment in either Portfolio. The value of each Portfolio’s shares may go up or down, sometimes rapidly and unpredictably. Market conditions, financial conditions of issuers represented in the Portfolio, investment strategies, portfolio management, and other factors affect the volatility of each Portfolio’s shares. The following summarizes and compares the principal investment techniques and risks of investing in the Portfolios.

Convertible Securities Risk.  Both Portfolios are subject to convertible securities risk. The value of convertible securities may fall when interest rates rise and increase as interest rates fall. Convertible securities with longer maturities tend to be more sensitive to changes in interest rates, usually making them more volatile than convertible securities with shorter maturities. Their value also tends to change whenever the market value of the underlying common or preferred stock fluctuates. A Portfolio could lose money if the issuer of a convertible security is unable to meet its financial obligations or goes bankrupt.

Derivatives Risk.  Both Portfolios are subject to derivatives risk. The Portfolios may use futures, options, swaps and other derivative instruments to hedge or protect the Portfolio from adverse movements in underlying securities prices and interest rates or as an investment strategy to help attain the Portfolio’s investment objective. A Portfolio may also use a variety of currency hedging techniques, including foreign currency contracts, to attempt to hedge exchange rate risk or to gain exposure to a particular currency. A Portfolio’s use of derivatives could reduce returns, may not be liquid, and may not correlate precisely to the underlying securities or index. Derivative securities are subject to market risk, which could be significant for those derivatives that have a leveraging effect that could increase the volatility of the Portfolio and may reduce returns for the Portfolio. Derivatives are also subject to credit risks related to the counterparty’s ability to perform, and any deterioration in the counterparty’s creditworthiness could adversely affect the instrument. A risk of using derivatives is that the sub-adviser might imperfectly judge the market’s direction, which could render a hedging strategy ineffective or have an adverse effect on the value of the derivatives.

Equity Securities Risk.  Both Portfolios are subject to equity securities risk. Equity securities include common, preferred and convertible preferred stocks and securities with values that are tied to the price of stocks, such as rights, warrants and convertible debt securities. Common and preferred stocks represent equity ownership in a company. Stock markets are volatile. The price of equity securities will fluctuate and can decline and reduce the value of an investment in equities. The price of equity securities fluctuates based on changes in a company’s financial condition and overall market and economic conditions. The value of equity securities purchased by a Portfolio could decline if the financial condition of the companies decline or if overall market and economic conditions deteriorate. Even investment in high quality or “blue chip” equity securities or securities of established companies with large market capitalizations (which generally have strong financial characteristics) can be negatively impacted by poor overall market and economic conditions. Companies with large market capitalizations may also have less growth potential than smaller companies and may be able to react less quickly to change in the marketplace.

Foreign Investment Risk.  Both Portfolios are subject to foreign investment risk. Foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates; unstable political, social, and economic conditions; possible security illiquidity; a lack of adequate or accurate company information; differences in the way securities markets operate; less secure foreign banks or securities depositaries than those in the United States; less standardization of accounting standards and market regulations in certain foreign countries; varying foreign controls on investments. Foreign investments may also be affected by administrative difficulties, such as delays in clearing and settling transactions. In addition, securities of foreign companies may be denominated in foreign currencies and the costs of buying, selling and holding foreign securities, including brokerage, tax and custody costs, may be higher than those involved in domestic transactions. American depositary receipts (“ADRs”), European depositary receipts (“EDRs”), and Global depositary receipts (“GDRs”) are subject to risks of foreign investments, and they may not always track the price of the underlying foreign security. These factors may make foreign investments more volatile and potentially less liquid than U.S. investments.

Market and Company Risk.  Both Portfolios are subject to market and company risk. The price of a security held by a Portfolio may fall due to changing economic, political or market conditions or disappointing earnings or losses. Stock prices in general may decline over short or even extended periods. The stock market tends to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Further, even though the stock market is cyclical in nature, returns from a particular stock market segment in which a portfolio invests may still trail returns from the overall stock market.

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Market Trends Risk.  Both Portfolios are subject to market trends risk. Different types of stocks tend to shift into and out of favor with stock market investors depending on market and economic conditions. For instance, from time to time, the stock market may not favor growth-oriented securities. Rather, the market could favor value-oriented securities or may not favor equity securities at all. Accordingly, the performance of a Portfolio may at times be better or worse than the performance of funds that focus on other types of stocks, or that have a broader investment style.

Mid-Capitalization Company Risk.  Both Portfolios are subject to mid-capitalization company risk. Investment in securities of mid-capitalization companies entails greater risks than investments in larger, more established companies. Mid-capitalization companies tend to have more narrow product lines, more limited financial resources, a more limited trading market for their stocks, and may be dependent on a few key managers, as compared with larger companies. As a result, their stock prices may decline significantly as market conditions change. Securities of mid-capitalization companies tend to be more volatile and less liquid than stocks of larger companies.

Other Investment Companies Risk.  Both Portfolios are subject to other investment companies risk. The main risk of investing in other investment companies is the risk that the value of the underlying securities might decrease. To the extent permitted by the 1940 Act, a Portfolio may generally invest up to 10% of its total assets, calculated at the time of purchase, in the securities of other investment companies. No more than 5% of a Portfolio’s total assets may be invested in the securities of any one investment company nor may it acquire more than 3% of the voting securities of any other investment company. These may include exchange-traded funds (“ETFs”) and Holding Company Depositary Receipts (“HOLDRs”), among others. ETFs are exchange traded investment companies that are designed to provide investment results corresponding to an equity index and include, among others, Standard & Poor’s Depositary Receipts (“SPDRs”), Nasdaq-100 Index Tracking Stocks (“QQQQ”), Dow Jones Industrial Average Tracking Stocks (“Diamonds”) and iShares exchange-traded funds (“iShares”). The main risk of investing in ETFs and HOLDRs is that the value of the underlying securities held by the investment company might decrease. The value of the underlying securities can fluctuate in response to activities of individual companies or in response to general market and/or economic conditions. Because the Portfolio may invest in other investment companies, you would pay a proportionate share of the expenses of that other investment company (including management fees, administration fees and custodial fees) in addition to the expenses of the Portfolio. Additional risks of investments in ETFs include: (i) an active trading market for an ETF’s shares may not develop or be maintained or (ii) trading may be halted if the listing exchange’s officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide “circuit breakers” (which are tied to large decreases in stock prices) halts trading generally. Because HOLDRs concentrate in the stocks of a particular industry, trends in that industry may have a dramatic impact on their value.

Portfolio Turnover Risk.  Both Portfolios are subject to portfolio turnover risk. Changes to the investments of each Portfolio may be made regardless of the length of time particular investments have been held. A high portfolio turnover rate generally involves greater expenses, including brokerage commissions and other transactional costs, which may have an adverse impact on performance. The portfolio turnover rate of each Portfolio will vary from year to year, as well as within a year.

Securities Lending Risk.  Both Portfolios are subject to securities lending risk. A Portfolio may lend securities to financial institutions that provide cash or securities issued or guaranteed by the U.S. government as collateral. Securities lending involves the risk that the borrower may fail to return the securities in a timely manner or at all. As a result, a Portfolio may lose money and there may be a delay in recovering the loaned securities. A Portfolio could also lose money if it does not recover the securities and/or the value of the collateral falls, including the value of investments made with cash collateral. These events could trigger adverse tax consequences to the Portfolio. Engaging in securities lending could have a leveraging effect, which may intensify the market risk, credit risk and other risks associated with investments in the Portfolio. When a Portfolio lends its securities, it is responsible for investing the cash collateral it receives from the borrower of the securities, and the Portfolio could incur losses in connection with the investment of such cash collateral.

Initial Public Offering Risk.  Fundamental Research Portfolio is subject to initial public offering risk. Initial Public Offerings or “IPOs” may be more volatile than other securities. IPOs may have a magnified impact on a portfolio during the start-up phase when the Portfolio’s asset base is relatively small. However, there is no assurance that the Portfolio will have access to profitable IPOs. As assets grow, the effect of IPOs on the Portfolio’s performance will not likely be as significant. Furthermore, stocks of newly-public companies may decline shortly after the IPO.

Small-Capitalization Company Risk.  VP Growth and Income Portfolio is subject to small-capitalization company risk. Investments in small-capitalization companies involve greater risk than is customarily associated with larger, more established companies due to the greater business risks of small size, limited markets and financial resources, narrow product lines and the frequent lack of depth of management. The securities of smaller companies are often traded over-the-

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counter and may not be traded in volumes typical on a national securities exchange. Consequently, the securities of smaller companies may have limited market stability and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general.

Comparison of Portfolio Performance

Set forth below is the performance information for each Portfolio. The bar charts and table below provide some indication of the risks of investing in each Portfolio by showing changes in the performance of each Portfolio from year to year and by comparing each Portfolio’s performance to that of a broad measure of market performance for the same period. The bar charts show the performance of the Portfolios for each of the past 10 calendar years. The performance information does not include insurance-related charges which are, or may be imposed, under a Variable Contract or expenses related to a Qualified Plan. Any charges will reduce your return. Thus, you should not compare the Portfolios’ performance directly with the performance information of other products without taking into account all insurance-related charges and expenses payable under your Variable Contract or direct expenses of your Qualified Plan. Past performance is not necessarily an indication of how the Portfolios will perform in the future.

Fundamental Research Portfolio

Calendar Year-by-Year Returns (1)(2)(3)(4)

(1)         These figures are for the years ended December 31. They do not reflect expenses or charges which are, or may be, imposed under your Variable Contract or Qualified Plan, and would be lower if they did.

(2)         During the period shown in the chart, the Portfolio’s Class I shares’ best quarterly performance was 15.44% for the 2nd quarter of 2003, and the Portfolio’s Class I shares’ worst quarterly performance was (17.59)% for the 3rd quarter 2002.

(3)         Class I shares commenced operations on December 10, 2001.

(4)         Prior to January 23, 2004, the Portfolio was managed by DSI International Management, Inc. and was known as ING DSI Enhanced Index Portfolio. From January 23, 2004 to April 28, 2005, the Portfolio was known as ING Aeltus Enhanced Index Portfolio. Effective April 29, 2005, the name of the Portfolio was changed to ING Fundamental Research Portfolio. In addition, effective July 5, 2005, the Portfolio’s principal investment strategies changed.

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Exhibit E

Transaction Fees on New Investments

(fees paid directly from your investment)

	Fundamental Research Portfolio	VP Growth and Income Portfolio
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	N/A	N/A
Maximum deferred sales charge (load)(as a percentage of the lower of original purchase price or redemption proceeds)	N/A	N/A

Neither Fundamental Research Portfolio nor VP Growth and Income Portfolio has any redemption fees, exchange fees or sales charges on reinvested dividends.

Portfolio Expenses

The current expenses of each of the Portfolios and estimated pro forma expenses giving effect to the proposed Reorganization are shown in the following table. Expenses are based upon the operating expenses incurred by the Portfolios for the period ended December 31, 2006. Pro forma fees show estimated fees of VP Growth and Income Portfolio after giving effect to the proposed Reorganization as adjusted to reflect contractual changes. Pro forma numbers are estimated in good faith and are hypothetical. Your Variable Contract is a contract between you and the issuing Participating Insurance Company. Neither Portfolio is a party to that Variable Contract. The Portfolios are merely an investment option made available to you by your Participating Insurance Company under your Variable Contract. The fees and expenses of the Portfolios are not fixed or specified under the terms of your Variable Contract. The table does not reflect expenses and charges that are, or may be, imposed under your Variable Contract. For information on these charges, please refer to the applicable Variable Contract prospectus, prospectus summary or disclosure statement. If you participate through a Qualified Plan, the table does not reflect the direct expenses of the Qualified Plan, and you should consult your plan administrator for more information.

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Exhibit F

PART B

ING VARIABLE FUNDS

Statement of Additional Information

September 10, 2007

Acquisition of the Assets and Liabilities of:	By and in Exchange for Shares of:
ING Fundamental Research Portfolio	ING VP Growth and Income Portfolio
(a series of ING Partners, Inc.)	(a series of ING Variable Funds)
7337 East Doubletree Ranch Road	7337 East Doubletree Ranch Road
Scottsdale, Arizona 85258-2034	Scottsdale, Arizona 85258-2034

This Statement of Additional Information of ING Variable Funds (“SAI”) is available to the shareholders of ING Fundamental Research Portfolio in connection with a proposed transaction whereby all of the assets and known liabilities of ING Fundamental Research Portfolio will be transferred to ING VP Growth and Income Portfolio in exchange for shares of ING VP Growth and Income Portfolio.

This SAI consists of: (i) this cover page; (ii) the Portfolio Manager’s Report for ING VP Growth and Income Portfolio; and (iii) the following documents, each of which was filed electronically with the U.S. Securities and Exchange Commission and is incorporated by reference herein:

1.                           The SAI for ING VP Growth and Income Portfolio, dated April 30, 2007, as filed on April 27, 2007 (File No:
002-51739), and the SAI for ING Fundamental Research Portfolio, dated April 30, 2007, as filed on April 27, 2007 (File No: 333-32575).

2.                           The Financial Statements of ING VP Growth and Income Portfolio are included in the Annual Report, dated December 31, 2006, as filed on March 8, 2007 (File No: 811-02514), and the Financial Statements of ING Fundamental Research Portfolio are included in the Annual Report, dated December 31, 2006, as filed on March 8, 2007 (File No: 811-08319).

This SAI is not a prospectus. A Prospectus/Proxy Statement dated September 10, 2007, relating to the Reorganization of ING Fundamental Research Portfolio may be obtained, without charge, by writing to the ING Funds at 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258-2034 or calling 1-800-992-0180. This SAI should be read in conjunction with the Prospectus/Proxy Statement.